SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D. C.  20549

                                FORM 11-K


(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 1993

[ ] TRANSTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _______________to ___________________


                   Commission File number     1-8222


                 CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                   EMPLOYEE SAVINGS AND INVESTMENT PLAN
                         (Full title of the Plan)


                 CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                     (Name of Issuer of Securities)




77 Grove Street, Rutland, Vermont                           05701
(Address of Issuer's Principal                            (Zip Code)
 Office)



                                     Total Number of Pages in File:   3
                                     Index to Exhibits:  to be filed by
                                                         amendment.
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Item 4    ERISA Financial Statements for the Plan

          To be filed by amendment pursuant to General Instruction A to
          Form 11-K.
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                                    SIGNATURES







Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Savings and Investment Plan ("ESIP") Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                         CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                         EMPLOYEE SAVINGS AND INVESTMENT PLAN



                                   /s/ Joseph M. Kraus
                              BY
                                     Joseph M. Kraus
                                  Secretary, ESIP Committee



Dated:  March 30, 1994

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